                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. )

                       TRAVEL SERVICES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                                  AIRTOURS plc
                                       and
                        BLUE SEA FLORIDA ACQUISITION INC.
                      (Names of Filing Persons (Offerors))

                     Common Stock, $.01 Par Value Per Share
             (Including the Associated Common Share Purchase Rights)
                           (Title Class of Securities)

                                    894169101
                      (CUSIP Number of Class of Securities)

                                   Paul Devitt
                              Addleshaw Booth & Co.
                              100 Barbirolli Square
                            Manchester M2 3AB England
                               011-44-161-934-6000

                                   Copies to:

                             John C. Whitehead, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                  212-309-6000
                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

   /X/ third-party tender offer subject to Rule 14d-1.

   / / issuer tender offer subject to Rule 13e-4.

   / / going-private transaction subject to Rule 13e-3.

   / / amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                             AIRTOURS PLC AGREES TO
                   ACQUIRE TRAVEL SERVICES INTERNATIONAL, INC.

February 21, 2000 - Airtours plc announced today that it has entered into a definitive merger agreement providing for the acquisition of Travel Services International, Inc., for cash consideration of $26 per share.

Airtours will commence a cash tender offer to purchase all of the outstanding shares of the Company's common stock no later than March 1, 2000. The tender offer will remain open for 20 business days, unless extended pursuant to the merger agreement, and is conditioned on the tender of a sufficient number of shares to give Airtours ownership of at least a majority of the fully diluted outstanding shares of the Company. Shares not tendered will be converted in the merger into the right to receive the same $26 per share in cash. The merger agreement contains customary closing conditions, including the need to obtain regulatory approvals.

Travel Services International is a leading specialized distributor of travel products including cruise vacations, vacation packages, domestic and international airline tickets and European auto rentals, and is a leading provider of travel services, such as electronic hotel reservation services, specialized hotel programs and services and incentive travel programs. The company provides its services to both travel agents and travelers, offering a unique combination of specialized expertise, the ability to compare options from multiple travel providers and competitive prices. More information about the Company can be found at www.mytravelco.com.

The Airtours group is the largest air inclusive tour operator in the world, carrying 10 million passengers per annum. The group's earnings derive from tour operations in the U.K., Ireland, Scandinavia, the U.S., Canada, Poland, Belgium, France, Holland and, through its associate FTi, in Germany, Austria and Switzerland. In addition, Airtours operates retail travel agencies, hotels, vacation ownership developments, aircraft and cruise ships. Shares of Airtours are listed on the London Stock Exchange.

CERTAIN STATEMENTS MADE IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS AND PERFORMANCE TO DIFFER MATERIALLY FROM ANY EXPECTED FUTURE RESULTS OR PERFORMANCE, EXPRESSED OR IMPLIED, BY THE FORWARD-LOOKING STATEMENTS. AIRTOURS PLC ASSUMES NO RESPONSIBILITY TO UPDATE ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, AIRTOURS WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND TRAVEL SERVICES INTERNATIONAL, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT

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(INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER
DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF TRAVEL SERVICES INTERNATIONAL, INC., AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT
(INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL
OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.


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